

InterOil Corporation
25025 I-45 North, Suite 420
The Woodlands, TX 77380
Phone: (281) 292-1800
Fax: (281) 292-0888
Mobile: (713) 502-8055
Email: collin.visaggio@interoil.com
www.interoil.com

May 07, 2007

Attn: Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: InterOil Corporation
        Form 40-F for Fiscal Year Ended December 31, 2005
        Filed March 31, 2006
        Response Letter Dated March 26, 2007
        File No. 1-32179

Dear Mr.Hiller:

InterOil Corporation (the *"Company"*) submits the following responses to your letter dated March 26, 2007, containing comments from the staff of the Securities and Exchange Commission (the *"Staff"*) relating to the Company's Form 40-F for the fiscal year ended December 31, 2005 (*"Form 40-F"*). In this letter, the Company has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface.

In summary the Indirect Participation Agreement (IPI) contract deals with the following key facts:-

− InterOil Corporation has contracted with a group of investors for the drilling of eight exploration wells within its Petroleum Prospecting Licences (PPL) 236, 237 and 238 in PNG; these licences are held by wholly owned subsidiaries. Two of the eight exploration wells can be nominated by the investors.

− The investors have been assigned a 25% ownership in the eight exploration wells in exchange for funding 100% of the estimated drilling and exploration ('Project') costs. The investors under the contract have assigned InterOil Corporation to act as agent to manage and drill the wells on their behalf, pay the Project costs and bill the investors for their share of costs.

− An exploration discovery from drilling any of the eight exploration wells will require contributions to cash calls in relation to further well testing and development programs. The contributions by investors must be made in proportion to the IPI interest in order to maintain their participation interest in these wells. Investors will be able to convert their IPI into a participation interest under a JV Operating Agreement and will also be able to register a legal interest in the Production Development Licence (Development Licence). Investors can forfeit their interest in that well if they choose not to participate in its development. In the instance that the investor chooses not to participate, the investor also forfeits any right to convert the IPI into common shares. The investors will still maintain an interest in any remaining or proceeding wells where they do not forfeit their interest.

– The contract with the investors contains a conversion option which can be exercised. Investors have the option between the earlier of June 15, 2006 and the date InterOil exercises its call option to the later of December 15, 2006 and 90 days after the completion of the eighth well, to convert the IPI interest into shares. A total of 3,333,333 shares would be issued if all 25% of the IPI was converted (133,333 shares per 1% interest in the IPI).

– All overruns on the contract are to be paid by Interoil Corporation as the drilling contractor. Exceptional costs for the Project are to the account of the Investors. Costs for future phases in the event of a discovery are payable by the investors in IPI interest of 25%.

– Investors paid $125,000,000 for the contract from which transaction costs are to be deducted.

– There are no refund clauses in the contract. In the event of default, the holder of the interest could pursue a court settlement under which a likely alternative to a cash payment would be specific performance.

Form 40-F for Fiscal Year Ended December 31, 2005

General

1. ***Please submit the response material provided on March 6, 2007, March 14, 2007 and March 20, 2007 on EDGAR at your earliest convenience. If you believe any of this material would be appropriately covered by FOIA Rule 83, and you elect to follow that guidance, you may submit the material with information for which confidential treatment is being sought redacted.***

   The Company will file the material provided on March 6, 2007, March 14, 2007 and March 20, 2007 on EDGAR taking into account information that it believes is appropriately covered by FOIA Rule 83.

Note 24 – Reconciliation to Accounting Principles Generally Accepted in the United States, page 26

2. ***We understand that you believe the nature of your indirect participation arrangement is best described as a conveyance under SFAS 19. Please tell us how you have considered the following:***

   Nature of the Contractual Interests

   FIN 46R: Please explain how you considered the scope and application of FIN 46R to the contractual mineral interests. In particular, please explain why the drilling locations, individually or in aggregate, do not meet the definition of an entity in paragraph 3 of FIN 46R, if that is your view. If you believe the eight-well drilling program meets the definition of an entity in paragraph 3 of FIN 46R, explain whether you believe FIN 46R or ARB 51 would apply, and how the accounting under this literature would compare to your current methodology.

We understand that you presently consolidate the activity attributable to the indirect participating interest properties. We are interested in the conclusions you have reached on whether the interests are variable interests, or otherwise equity interests, as these may provide some insight into the nature of the non-financial liability. In the event that the interests are found to be within the scope of FIN 46R or ARB 51, tell us if you would consider the investor's interests to be more appropriately classified as a minority interest, than as a non-financial liability.

InterOil considered paragraph 3 of FIN 46R and concluded that the eight well exploration drilling program does not meet the definition of an entity. The drilling program covers eight exploration wells to be drilled over three different petroleum prospecting licences (PPLs), namely PPL 238, 237 and 236. Each individual PPL is held by a separate legal entity incorporated in Papua New Guinea. These entities are ultimately 100% owned by InterOil Corporation.

Investors initially have no ownership or equity interest in the Licence or the Entity. They have a 25% interest in the ownership of each exploration well to be drilled. If one of the eight wells in the program is deemed to be commercially viable, the Company will apply to the Government of Papua New Guinea to obtain a Petroleum Development Licence ('PDL'). At this time a joint venture will be formed and the IPI investors will have the opportunity to convert their IPI interest into a participation interest in the joint venture directly. At this point the Company would reassess the application of the consolidation accounting as required by FIN 46R.

The indirect participation interest program gives investors rights pertaining to eight exploration wells to be drilled on these licences but not the entirety of the licences or an interest in the entities holding those licences. They earn a joint interest in the development phase once they have been successful in an exploration well that is a discovery, if they continue to fund future obligations. As such, we have interpreted this to mean that the drilling locations, both individually and in aggregate, represent an aggregation of assets or portions of different legal entities and as such do not represent an entity as defined in FIN 46R paragraph 3. Based on the fact that the drilling program is subject to liabilities that give the creditors recourse to other assets of the legal entities involved, we have also concluded that the Papua New Guinea subsidiaries which hold the PPLs are not variable interest entities.

InterOil has consolidated the legal entities involved in the indirect participation agreement on the basis of 100% ownership and control of the Board of Directors. We have accounted for the drilling program in accordance with SFAS 19. The accounting treatment adopted by InterOil results in the true cost of these wells being capitalized on the books, including having no costs capitalized when the wells are "free". Where the well costs exceed the budgets, testing is performed, or the wells proceed to development, these costs are capitalized or expensed as is appropriate under SFAS 19. As such, we believe that consolidation of the legal entities involved results in a true picture of the Company's cost of assets.

Nature of the Non-Financial Liability

Nature of the liability: There appear to be four alternatives regarding the eventual disposition of the amount you have recorded as a non-financial liability, including: (1) the holder of the interest will receive cash upon default (2) the holder will maintain an indirect equity interest in the oil wells, (3) the holder will obtain a direct interest in the oil wells or (4) the holder will convert into common shares of the Company. Please explain how you considered these alternatives in determining the nature of the liability is that of a non-financial instrument.

3

There are four alternatives regarding the eventual disposition of the amount that we have recorded as a non-financial liability as indicated by the staff above; however, in respect to point (1), in the event of default, the holder of the interest would pursue a court settlement under which a likely alternative to a cash payment would be specific performance, such as drilling remaining well(s) which still results in the obligation to outlay cash to complete the well program. As a result, we do not view a cash payment as a likely alternative that requires specific consideration.

InterOil perceives the liability to represent its obligation to use the funds initially received from the investors to drill the eight wells (essentially this is represented by the first three of the four likely outcomes under the agreement). InterOil will satisfy its obligation by providing a non-financial asset, being exploration wells, either directly or indirectly. As such, it follows that the liability is a non-financial one. Recording the non-financial liability this way is the same accounting adopted for the receipt of additional funds from investors as a result of cash calls to meet extended well programs. In these cases the money is received from the investors in advance and recorded as a liability until the funds have been utilised on the extended well program.

The fourth outcome listed above describes an outcome for settling the agreement, rather than the obligation to drill the wells. It is noted that unless every single individual investor converts to shares, the obligation to drill the eight wells will continue to exist and will be required to be settled by provision of a non-financial asset. However, in the case of conversion, the obligation is reduced in proportion to the unused funds initially received from the investors that have converted their interest into shares in InterOil. The option to convert to shares has been identified as a derivative to the contract and accounted for seperately.

Multiple Elements in a revenue transaction: If you believe the interests are not within the scope of FIN 46R or ARB 51, explain how you considered the scope and application of EITF 00-21 to what appears to be a multiple element arrangement, consisting of: (a) the obligation to perform exploration and drilling services; (b) the sale of an interest in profits from any future well output, and (c) the contingent derivative conversion feature discussed below. If the arrangement is a revenue transaction, tell us over what period and using what attribution model that revenue for the units of accounting would be recognized.

As previously explained, we are accounting for the transaction as a conveyance of an unproved interest as described by FAS 19 paragraph 47c in which the investors are assigned 25% ownership in the unproved properties in exchange for funding 100% of the estimated drilling costs. It is customary in the oil and gas industry for the company with the largest ownership percentage in a property to be the operator of the property. As operator, InterOil acts as an agent for the other owners in that it manages the Project, pays Project costs and bills the Project's non-operator owners for their share of the Project costs. In this transaction, the non-operator owners (the indirect participation interest investors) pre-funded their Project costs (representing 100% of the estimated drilling costs and related transaction costs). As operator, InterOil is responsible for paying various vendors that are providing drilling services. The operator of an oil and gas property does not record fees or revenue for performing this activity because the intent of the arrangement is for the operator to break even. If and when the drilling prospects become producing properties, the Company will only record revenues and expenses related to its 75% ownership, as required by FAS 19. The scope of EITF 00-21 applies to all deliverables within contractually binding arrangements that include multiple revenue generating activities except to the extent that the arrangement is within the scope of other existing higher-level authoritative literature. Given that the Company's oil and gas activities fall under FAS 19, combined with the fact that none of the activities described in your comment will result in the Company recording revenue, we determined that EITF 00-21 was not applicable.

However, even if it was determined that such activities were within the scope of EITF 00-21 we do not believe the activities should be separated. EITF 00-21 requires separation of an arrangement with multiple deliverables if they form separate units of accounting. Elements (a) and (b) do not meet the criteria for separation in paragraph 9(a) because the obligation to perform the exploration and drilling services cannot be sold separately from the sale of an interest in the profits from any future well output. The obligation to perform the exploration and drilling services would have no value unless it is connected to sale of the well or the well output. Element (c) cannot be separated from Elements (a) and (b) under paragraph 9(a) of EITF 00-21 because an investor is unable to sell the conversion feature separate from the interest in the exploration wells. Only an interest in the entire agreement can be sold to a third party by the investors.

Accretion of the Non-Financial Liability: We understand that you believe the substance of the arrangement is not a borrowing under SFAS 19. However, in your Form 40-F, Note 17, you indicate that you are accreting the non-financial liability annually. Please identify the accounting literature that you believe permits accretion of non-financial obligations to perform services.

As described in the previous section of this response, the Company believes that the non-financial liability represents the obligation to complete the eight well drilling program. As a result of the allocation method of the hybrid instrument required by DIG issue B6 "Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative" the initial value of the Host Contract does not represent the total expected cash costs to fulfil the contract.

InterOil have drawn comparisons between this situation and the accounting approach that is adopted with respect to mandatorily redeemable securities where there can also be a difference between the initial value of the security and the redemption price. In accordance with EITF Topic D – 98 "SEC Staff Announcement Regarding the Classification and Measurement of Redeemable Securities" an acceptable accounting method is to accrete the changes in the value of the security over the period from the date of issuance to the earliest redemption date using an appropriate methodology such as the interest method. The redemption date as it applies to the IPI contract would be the expected timeframe for completion of the drilling program.

InterOil does not believe the non-financial liability has characteristics that make it comparable to a mandatorily redeemable security as there are no contractual terms that would result in the agreement being interpreted this way. However, management believes that it is appropriate to apply accretion expense due to the objective of matching the carrying value of the liability to the expected costs of meeting the obligation.

The Company also believes that accounting in this way will reflect the timing of the drilling program more clearly in the income statement. Applying accretion expense results in a charge in the income statement progressively throughout the drilling program rather than deferring any potential losses from successful efforts accounting until later periods.

Derivative Conversion Feature

Registration Rights Agreement: The basis for your derivative recognition and measurement appears to be founded on the application of EITF 00-19, and the underlying shares registration rights agreements. The registration rights agreement appears to specify penalties for the failure to initially register the shares underlying the conversion option for resale (Section 2(b)), but does not appear to clearly define the damages that would be incurred upon the failure to initially list the shares underlying

the conversion option, or the failure to maintain the resale registration statement of the exchange listing. Please address the following:

- *Tell us how the penalties are determined in these situations.*
- *Explain how these penalties have been considered in determining whether the embedded conversion option meets the requirements in EITF Issue No. 00-19.*

Any shares to be issued under the Indirect Participation Interest are common shares in InterOil Corporation. These shares are currently listed on the TSX and AMEX. Our legal counsel has indicated that the penalties in the situations noted by the Staff above would be limited to breach of contract claims.

Given the existence of potential penalties in the registration rights agreement, InterOil contemplated whether a potential SFAS 5 liability existed with respect to this agreement. InterOil believed that the probable cost of the registration rights agreement penalty clauses and breach of contract claims was nil.   The reason InterOil believed their were no penalties under Section 2(b) was that InterOil was aware that it would have to register the rights from the fourth quarter of 2004 when funds relating to the agreement began to flow to the Company. This provided the Company ample time to ensure that all information required for the registration would be available. InterOil did file the registration in the required period of time and continues to maintain an effective registration statement.

There are no penalties for breach of contract once the shares are initially registered specified within the registration rights agreement. The Company has no alternative other than delivery of registered shares or face being sued for breach of contract. In accordance with FSP EITF 00-19-2, as the Company has no alternative aside from delivering registered shares, the classification of the derivative remains unchanged.

Please advise us as to which view you adopted under the EITF 05-04 Issues Paper and why that view results in a conclusion that the embedded conversion option requires bifurcation from the host contract. We note from your response letter dated February 15, 2007 that you did not separately account for the registration rights agreement from the conversion option.   As such, we surmise that you adopted View A, View B or View B' of the EITF 05-04 Issues Paper.

If you adopted View A of the EITF Issues Paper, please submit your calculations and conclusions regarding whether the maximum potential liquidated damages penalty payable exceeded a reasonable estimate between the difference in the fair value between registered and unregistered shares. Otherwise, please inform us as to whether you adopted View B or View B'

InterOil has adopted View B' and as a result we did not separately account for the registration rights agreement with the conversion option; however, this outcome led us to conclude that the registration rights agreement and conversion options should be bifurcated from the instrument.   As per View B' guidance we consulted EITF 00-19 for guidance on the classification of the instrument.

Separate Recognition: If the conversion feature is ultimately found to have met the requirements for derivative recognition, the approach taken in estimating the fair value of the embedded derivative would appear to require revision, based on the following observations from your letter dated October 24, 2006, or other disclosures in your filing, as indicated:

- *The fair value of the conversion feature and the non-financial liability were adjusted to their respective relative fair values, based upon total proceeds received.*

- ***The Black Scholes Model was utilized to determine the fair value of the conversion feature, and you indicate that the use of other valuation methodologies, including a binomial tree model, would yield materially similar results.***
- ***In your Form 40-F, Note 17, you disclose that you applied a pro-rata portion of the financing fees and transaction costs to the derivative liability for Canadian GAAP, but applied all of the transaction costs to the host non-financial liability for US GAAP.***

We do not believe that use of the relative fair value methodology is appropriate in the circumstances where a derivative liability exists, as this necessarily results in an amount other than the fair value being assigned to an instrument that is required to be reported at fair value. In these circumstances, the entire fair value of the derivative should be recognized regardless of the consideration received.

We agree with the Staff that the relative fair value methodology should not have been applied for the purposes of US GAAP, however it remains appropriate for Canadian GAAP. Canadian GAAP explicitly allows for the use for the relative fair value approach. InterOil has subsequently identified that DIG Issue B6 Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative requires the entire fair value of the derivative to be recognized with the residual basis becoming the carrying value of the host contract; however, we have concluded that this is not a material item with respect to our US GAAP reconciliation note in our 2005 Form 40-F. Had we initially recorded the derivative liability at its fair value, it would have been recorded initially at $26,121,864 rather than $27,249,587, a difference of $1,127,723 (approximately 4% of the derivative liability balance). This would have resulted in an offsetting increase in the non-financial liability. In our 40-F filing the amount relating to the conversion options at December 31, 2005 was correctly stated at the December 31, 2005 fair value.

Our US GAAP net loss for the year ended December 31, 2005 would have increased by $1,127,723 as a result of the adjustment to the year end fair value calculation on the derivative. In addition accretion expense for the same year would be reduced by $563,862 as a result of the initial value of the non-financial liability being closer to the expected cash flows relating to the obligation. The net of these two adjustments represents a 1.6% of our US GAAP net loss. In addition, at December 31, 2005 our long term debt would have increased by $563,862 or approximately 0.5%.

There is a further reduction to the accretion expense recorded in 2006 of $349,594 which is 0.6% of net loss recorded in the December 31, 2006 financial statements. The cumulative effect of both years combined is a net increase to the recorded loss of $214,267.

As for the valuation models, it is not clear how your application of either model considered all significant assumptions In estimating the fair value of the embedded conversion option. For example, the fair value of the conversion option does not appear to be independent, relative to the probability of achieving successful levels of future net profits associated with the drilling prospects. Although we realize you have identified this relation in your October 24, 2006 response letter, we could not determine how you incorporated this factor into your model. Please explain how the Black-Scholes Model initially and subsequently considers this component, if that is your view.

InterOil agrees that the Black Scholes model does not incorporate all of the complexities of this agreement. One of the key issues facing InterOil in calculating a fair value of an equity instrument is that there is no comparable company with similar operations. Our refinery operates in a niche market in Papua New Guinea and is comparatively small to other refineries in the Asia Pacific market. In addition, InterOil holds approximately 8 million acres of exploration properties in Papua New Guinea and is a significant player in the distribution market. As a result of these factors, we have not been able to identify a similar entity for comparative purposes.

We engaged in extensive discussions with KPMG, our external advisors, and our auditors, PricewaterhouseCoopers, in order to identify whether a more comprehensive valuation model could be identified. Despite these discussions and considerable expense incurred, no better model was identified.   It was concerns over the complexity of the conversion option which led us to consider the alternative valuation approaches that were discussed in our letter dated October 24, 2006 before ultimately deciding that Black Scholes provided us with a reasonable estimate, particularly given the consistent results of the three different models that we were able to compare.

Finally, we believe that the transaction costs should be initially allocated among the host contract and the embedded derivative for US GAAP, except that any allocation of fees and expenses to derivative elements would then need to be expensed in order to report the derivative liability at fair value.

The indirect participation interest contract clearly states that the financing costs will be paid for by the investors. In accordance with the DIG issue B6 Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative, after determining the fair value of the derivative, the difference between the basis of the hybrid instrument (net of the transaction costs) and the fair value is applied to the carrying value of the host contract. Therefore there is no component of the transaction costs applied to the derivative under US GAAP.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned at (61) 7 4046-4605 and we will supply further detail as quickly as possible.

Kind regards,



Collin Visaggio
Chief Financial Officer